[redacted]

SECUI 15028198 ION

Amend

BD

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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8-35096

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commerce Brokerage Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 19 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/22/16

OATH OR AFFIRMATION

I, Karen L. Finke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commerce Brokerage Services, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen L. Finke
Signature

Treasurer
Title

See attachment
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

STATE OF MISSOURI)
) ss.
COUNTY OF JACKSON)

On this 26th day of February, 2015, before me personally appeared Karen L. Finke to me personally known, who being by me duly sworn did say that she is the Treasurer of Commerce Brokerage Services, Inc., and that said instrument was signed by authority of its Board of Directors and said Karen L. Finke acknowledged said instrument to be the free act and deed of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my notarial stamp at my office in Kansas City, Missouri, the day and year last above written.

Cheryl Barnett
Notary Public

My Commission Expires: 3-15-16

CHERYL BARNETT
Notary Public-Notary Seal
STATE OF MISSOURI
Jackson County
My Commission Expires Mar. 15, 2016
Commission # 12415239

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Balance Sheet

December 31, 2014

Assets		**2014**
Cash	$	548,371
U.S. government securities		5,999,475
Receivable from clearing organization		220,166
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation and amortization of $830,597 in 2014		105,872
Current income taxes receivable		2,550
Deferred income taxes, net		141,205
Other assets		187,644
Total assets	$	7,205,283
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	774,923
Total liabilities		774,923
Stockholder's equity:		
Common stock, $5 par value. Authorized, 6,000 shares; issued and outstanding, 5,000 shares		25,000
Additional paid-in capital		763,647
Retained earnings		5,641,713
Total stockholder's equity		6,430,360
Total liabilities and stockholder's equity	$	7,205,283

See accompanying notes to financial statements.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Statement of Earnings

December 31, 2014

	2014
Revenues:	
Commissions	$ 11,613,382
Interest income	5,882
Other income	369,284
Total revenues	11,988,548
Expenses:	
Salaries and benefits	6,063,432
Rent and fees paid to affiliates, net	1,543,509
Clearing charges	528,301
Regulatory fees	100,819
Office supplies and postage	200,147
Online subscriptions	307,154
Travel and entertainment	83,305
Depreciation and amortization	70,733
Advertising	49,024
Other	566,796
Total expenses	9,513,220
Earnings before income taxes	2,475,328
Income tax expense:	
Current	933,436
Deferred	14,445
Total income tax expense	947,881
Net earnings	$ 1,527,447

See accompanying notes to financial statements.

November 3, 2015

Commerce Brokerage Services, Inc.
8000 Forsyth Boulevard
St. Louis, Missouri 63105

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Enclosed is the revised Exemption Report for Commerce Brokerage Services, Inc.'s compliance with the Securities and Exchange Commission's Rule 17a-5 ("Reports to be made by certain brokers and dealers") for the period June 1, 2014 through December 31, 2014. The previously issued report has been revised to reflect the Company's determination that, based on additional procedures performed, it had in fact complied with the exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) during the period June 1, 2014 through December 31, 2014. Also enclosed is a revised Report of Independent Registered Public Accounting Firm with respect to the review of management's statements included in the Exemption Report.

Please contact me at 816-760-7711 or at Karen.Finke@commercebank.com if you would like to discuss the enclosed report.

Sincerely,

Karen L. Finke

Karen L. Finke
Treasurer, Commerce Brokerage Services, Inc.

Commerce Brokerage Services, Inc.
Member FINRA/SIPC A Subsidiary of Commerce Bank

Clayton
8000 Forsyth Boulevard
St. Louis, Missouri 63105
(314) 746-8777
(800)356-1606 Toll Free

Commerce Brokerage Services, Inc.
(A Wholly Owned Subsidiary of Commerce Bank)
Exemption Report

Commerce Brokerage Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: Rule 15c3-3 subparagraph (k)(2)(i) and Rule 15c3-3 subparagraph (k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) during the period June 1, 2014 through December 31, 2014.

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) during the period June 1, 2014 through December 31, 2014 except as described below.

Prior to December 9, 2014, the Company's procedures were not designed to transmit customer funds and securities by noon of the next business day following receipt. As a result, the Company's process resulted in 1,177 instances of non-compliance during the period June 1, 2014 through December 8, 2014. As of December 9, 2014, the Company implemented new procedures designed to ensure transmission of customer funds and securities by noon of the next business day following receipt. For the period December 9, 2014 through December 31, 2014, the Company was non-compliant in three instances: two instances on December 9, 2014 and one instance on December 19, 2014.

Commerce Brokerage Services, Inc.

I, Karen L. Finke , swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Karen L. Finke
Karen L. Finke
Treasurer, Commerce Brokerage Services, Inc.

November 3, 2015

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
Commerce Brokerage Services, Inc.:

We have reviewed management's statements, included in the accompanying Commerce Brokerage Services, Inc. (A Wholly Owned Subsidiary of Commerce Bank) Exemption Report, in which (1) Commerce Brokerage Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the period of June 1, 2014 to December 31, 2014 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Our review was conducted for the purpose of expressing a conclusion that there are no material modifications that should be made to the statements made by the Company referred to above for them to be fairly stated in all material respects. The third sentence in the last paragraph of the Exemption Report provides additional information that describes the Company's remediation of the control deficiency over prompt transmittal of customer funds and securities as of December 9, 2014. Such additional information is not a required part of the Exemption Report pursuant to 17 C.F.R. § 240.17a-5. We have not reviewed such additional information and, accordingly, we do not provide any other form of assurance on the additional information referred to herein.

KPMG LLP

Kansas City, Missouri
November 3, 2015